Advancing a Robust, Differentiated Cell Therapy Pipeline

Program	Target	Indication	Pre-Clinical	Phase I	Phase II	Phase III	NDA	Current Status	Partner
CARVYKTI®: BCMA-directed Autologous Therapy									
CARVYKTI®	BCMA	NDMM (Front-line) (Transplant Not Intended) (CARTITUDE-5)[1]	Multi-Regional Clinical Trial					*Patient follow-up*	Johnson & Johnson
		NDMM (Front-line, Transplant Eligible) (CARTITUDE-6)[1]	Multi-Regional Clinical Trial					*Patient follow-up*	
		NDMM (Front-line, Transplant Not Intended) (CARTITUDE-10)[1]	Multi-Region Single Arm Trial					*Enrolling*	
Autologous Therapies									
LB1908	Claudin 18.2	Relapsed/Refractory Gastric & Pancreatic Cancers[3]	US IND					*Met primary endpoint, patient follow-up*	
LB2102	DLL3	2L+ Small Cell Lung Cancer and Large Cell Neuroendocrine Carcinoma[3][4]	US IND					*Met primary endpoint, patient follow-up*	NOVARTIS
LB2401	GPRC5D	Relapsed/Refractory Multiple Myeloma[2]						*Patient follow-up*	
LB2402	CD19 x GPRC5D	Relapsed/Refractory Multiple Myeloma[2]						*Patient follow-up*	
LB2403	GPRC5D (FAST CAR)	Relapsed/Refractory Multiple Myeloma[2]						*Patient follow-up*	
LB2502	FcRH5 (FAST CAR)	Relapsed/Refractory Multiple Myeloma[2]						*Enrolling*	
Allogeneic Therapies									
LB2404D	CD19 x CD70 (CAR-γδ T)	Relapsed/Refractory Autoimmune Diseases[2]						*Enrolling*	
LB2405	CD19 x BCMA (CAR-NK)	Relapsed/Refractory Autoimmune Diseases[2]						*Enrolling*	
LB2302	CD20 (CAR-αβ T)	Relapsed/Refractory B-cell Non-Hodgkin Lymphoma[2]						*Enrolling*	
LB2303	CD19 x CD20 (CAR-γδ T)	Relapsed/Refractory B-cell Non-Hodgkin Lymphoma[2]						*Enrolling*	
LB2406	CD19 x CD20 (CAR-γδ T)	Relapsed/Refractory B-cell Non-Hodgkin Lymphoma[2]						*Enrolling*	
In Vivo Therapies									
LB2501	CD19 x CD20	Relapsed/Refractory B-cell Non-Hodgkin Lymphoma[2]						*Enrolling*	
LB2503	GPRC5D	Relapsed/Refractory Multiple Myeloma[2]						*Enrolling*	
LB2505	BCMA	Relapsed/Refractory Autoimmune Diseases[2]						*Initiating*	

Notes:
1. In collaboration with Janssen, Pharmaceutical Companies of Johnson & Johnson. NDMM = Newly Diagnosed Multiple Myeloma.
2. Phase 1 investigator-initiated trial in China
3. IND applications have been cleared by the United States FDA
4. Subject to an exclusive license agreement with Novartis Pharma AG. The safety and efficacy of the agents and/or uses under investigation have not been established. There is no assurance that the agents will receive health authority approval or become commercially available in any country for the uses being investigated. Additionally, as some programs are still confidential, certain candidates may not be included in this list

8

This presentation is for investor relations purposes only - Not for product promotional purposes

LEGEND BIOTECH